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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                        Pursuant to Section 14(d)(4) of
                      the Securities Exchange Act of 1934
                                Amendment No. 1

                               ----------------

                              THE WMF GROUP, LTD.
                           (Name of Subject Company)

                              THE WMF GROUP, LTD.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   000929289
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Shekar Narasimhan
               Chairman of the Board and Chief Executive Officer
                              The WMF Group, Ltd.
                        1593 Spring Hill Road, Suite 400
                             Vienna, Virginia 22182
                                 (703) 610-1400
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                                With a copy to:

  Randall S. Parks, Esq.                             Jane D. Goldstein, Esq.
     Hunton & Williams                                     Ropes & Gray
   951 East Byrd Street                              One International Place
Riverfront Plaza, East Tower                    Boston, Massachusetts 02110-2624
Richmond, Virginia 23219-4074                             (617) 951-7000
      (804) 788-8200

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

Item 1. Subject Company Information

  The name of the subject company is The WMF Group, Ltd., a Delaware corporation. The address of the principal executive offices of WMF is 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182. The telephone number of the executive offices of WMF is (703) 610-1400. The title of the class of equity securities to which this Statement relates is common stock, par value $.01 per share, of WMF (the "WMF Common Stock" or the "Shares"). On May 10, 2000, there were 10,958,302 shares of WMF Common Stock outstanding.

Item 2. Identity and Background of Filing Person

  This Schedule 14D-9 is being filed by the subject company identified above and relates to the tender offer by Prudential Mortgage Capital Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Prudential Mortgage Capital Company, LLC, a Delaware limited liability company ("Prudential Mortgage"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") dated May 23, 2000, offering to purchase all of the outstanding Shares at a price of $8.90 per Share, net to the seller in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 2000 (the "Merger Agreement") by and among Purchaser, Prudential Mortgage and WMF. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into WMF (the "Merger"), the separate corporate existence of Purchaser will cease, and WMF will continue as the surviving corporation and a direct wholly owned subsidiary of Prudential Mortgage. A copy of the Merger Agreement is filed as Exhibit C to this Statement and is incorporated herein by reference.

  As set forth in the Schedule TO, the principal executive offices of Prudential Mortgage and Purchaser are located at Four Gateway Center, Newark, New Jersey 07102-4069.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

  Certain contracts, agreements, arrangements or understandings between WMF or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement"), which is attached as Schedule I to this Statement and is incorporated herein by this reference. Except as set forth in this Item 3 or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of WMF, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between WMF or its affiliates and (i) WMF, its executive officers, directors or affiliates or (ii) Prudential Mortgage or Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement

  WMF, Prudential Mortgage and Purchaser have entered into the Merger Agreement. A summary of the terms of the Offer and Merger Agreement is incorporated herein by this reference to the Introduction, Section 1 and
Section 12 of Purchaser's Offer to Purchase, filed herewith as Exhibit A to this Statement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit C to this Statement.

Understanding Relating to Mortgage Brokerage Unit

  According to a joint press release issued by WMF and Prudential Mortgage on May 10, 2000, Prudential Mortgage expects to work with the current management of WMF's commercial mortgage brokerage unit to determine the best way to divest Prudential Mortgage of that unit while maintaining an ongoing strategic relationship.

The Stockholders Agreement

  Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan have entered into a Stockholders Agreement dated as of May 10, 2000 with Prudential Mortgage. Messrs. Al-Tuwaijri, Heller, Reilly and Narasimhan are directors of WMF. Mr. Narasimhan is Chairman of the Board and Chief Executive Officer of WMF. Herbert S. Winokur, a director of WMF, controls the general partner of Capricorn Investors II, L.P. and is the majority shareholder of Capricorn Holdings, Inc. Michael Eisenson and Tim Palmer, directors of WMF, are also Managing Directors of Charlesbank Capital Partners, LLC, which is the investment advisor to Demeter Holdings Corporation and Phemus Corporation. Messrs. Al-Tuwaijri and Narasimhan own all of the outstanding voting securities of Commonwealth Overseas Trading Company Limited.

  A summary of the terms of the Stockholders Agreement is incorporated herein by this reference to Section 12 of Purchaser's Offer to Purchase, filed herewith as Exhibit A to this Statement. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit D to this Statement.

Employment Agreements

  Mr. Narasimhan and Charles H. Cremens, the President, Chief Operating Officer and director of WMF, have entered into employment agreements with WMF and Prudential Mortgage. A summary of the terms of the Employment Agreements is incorporated herein by this reference to Section 12 of Purchaser's Offer to Purchase, filed herewith as Exhibit A to this Statement. The summary is qualified in its entirety by reference to the Employment Agreements, copies of which are filed as Exhibits E and F to this Statement.

Other Compensation Arrangements

  At the Effective Time (as that term is defined in the Merger Agreement), the following executive officers of WMF will receive bonuses as consideration for their services to WMF:

     Mr. Narasimhan................................................... $810,000
     Mr. Cremens...................................................... $640,000
     Elizabeth Whitbred-Snyder........................................ $195,000
      Chief Financial Officer

Item 4. The Solicitation or Recommendation

  (a) Recommendation of the Board of Directors

  On May 9, 2000, the Board of Directors of WMF unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Offer and the Merger are advisable, fair to, and in the best interests of, WMF and its stockholders. This recommendation is based in part on an opinion of Credit Suisse First Boston Corporation ("CSFB") to the effect that, as of such date, the consideration to be received by WMF's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. This opinion was confirmed by a written opinion by CSFB dated May 10, 2000 (the "Fairness Opinion"). The Fairness Opinion contains a description of the procedures followed, matters considered, assumptions made and limitations on the review undertaken by CSFB in rendering its opinion. The full text of the Fairness Opinion is attached as Exhibit H to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the Fairness Opinion in its entirety. CSFB has consented to the inclusion of the Fairness Opinion as an exhibit hereto.

  (b) Reasons for the Recommendation of WMF's Board of Directors

  A description of the Background of the Merger is incorporated herein by this reference to Section 11 of the Offer to Purchase.

  In making its recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board of Directors of WMF considered a number of factors, including, but not limited to, the following:

    (1) the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Prudential Mortgage to terminate the Offer or the Merger Agreement and the provision for payment of all cash with no financing condition;

    (2) the financial condition, results of operations, cash flows and prospects of WMF;

    (3) the prospects of WMF if WMF were to remain independent and the risks inherent in remaining independent, including competitive risks;

    (4) the extensive arms-length negotiations between WMF and Prudential Mortgage that resulted in the $8.90 per share price;

    (5) the history of WMF's discussions with Prudential Mortgage and other parties;

    (6) that the Offer and the Merger provide for a prompt cash tender offer for all outstanding shares of WMF Common Stock to be followed by a merger for the same consideration, thereby enabling WMF's stockholders to obtain the benefits of the transaction in exchange for their shares of WMF Common Stock at the earliest possible time;

    (7) the current status of the industries in which WMF competes and the resources available to WMF's competitors;

    (8) the recent trading price of WMF Common Stock and that the $8.90 per share to be paid in the Offer and the Merger represents a premium of approximately 60% over the $5.50 closing sale price for the WMF Common Stock on The Nasdaq Stock Market shortly before the Merger Agreement was executed;

    (9) WMF's determination that the likelihood that an unconditional superior offer could be found was insufficient to justify the risk of delay in proceeding with the favorable transaction with Prudential Mortgage;

    (10) the presentations of CSFB made to the WMF Board at the May 9, 2000 Board meeting and the fairness opinion of CSFB delivered to the Board to the effect that, as of such date and based upon and subject to certain matters, the cash consideration of $8.90 per share to be received by holders of shares of WMF Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders;

    (11) the Merger Agreement permits the WMF Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal that is reasonably likely to result in a superior proposal and to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal;

    (12) the Merger Agreement permits the WMF Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior acquisition proposal, provided, that following such termination, WMF must pay Prudential Mortgage a fee of $3,075,000, and the expenses of Prudential Mortgage incurred in connection with the Offer and Merger; and

    (13) the business reputation of Prudential Mortgage, its affiliates and their management, and the financial strength of Prudential Mortgage and its affiliates, including its ability to finance the Offer.

  The WMF Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the WMF Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

  (c) Intent to Tender

  Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan (the "Selling Stockholders") have entered into a Stockholders Agreement dated as of May 10, 2000 with Prudential Mortgage, pursuant to which, among other things, the Selling Stockholders have agreed to tender their Shares in the Offer. Messrs. Al-Tuwaijri, Heller, Reilly and Narasimhan are directors of WMF. Mr. Narasimhan is Chairman of the Board and Chief Executive Officer of WMF. Herbert S. Winokur, a director of WMF, controls the general partner of Capricorn Investors II, L.P. and is the majority shareholder of Capricorn Holdings, Inc. Michael Eisenson and Tim Palmer, directors of WMF, are also Managing Directors of Charlesbank Capital Partners, LLC, which is the investment advisor to Demeter Holdings Corporation and Phemus Corporation. Messrs. Al-Tuwaijri and Narasimhan own all of the outstanding voting securities of Commonwealth Overseas Trading Company Limited.

  A summary of the terms of the Stockholders Agreement is incorporated herein by this reference to Section 12 of Purchaser's Offer to Purchase, filed herewith as Exhibit A to this Statement. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit D to this Statement.

  After reasonable inquiry, WMF believes that its executive officers will tender their shares in the Offer.

Item 5. Persons Retained, Employed, Compensated or Used

  Pursuant to an engagement letter dated June 17, 1999, between WMF and CSFB, WMF retained CSFB to act as its exclusive financial advisor with respect to identifying a potential strategic or sale transaction involving WMF and a third party. As compensation for CSFB's services in connection with the Offer and Merger, WMF agreed to pay CSFB (i) a financial advisory fee equal to $50,000, payable upon execution of the engagement letter, which was credited against the transaction fee described in the following paragraph, (ii) warrants for 150,000 Shares with an exercise price equal to the greater of $7.00 per share or the average closing price of WMF Common Stock for the 30 days prior to the issuance of the warrants, which warrants fully accrued to CSFB upon the signing of the Merger Agreement and (iii) a transaction fee, to be negotiated subsequently in connection with a proposed sale transaction.

  Pursuant to an engagement letter dated March 6, 2000, WMF engaged CSFB to act as its exclusive financial advisor with respect to a potential sale of WMF to The Prudential Insurance Company of America. As compensation for CSFB's services, WMF agreed to pay CSFB a transaction fee of $1.9 million. WMF agreed to reimburse CSFB for its out-of-pocket expenses resulting from or arising out of the engagement, and to indemnify CSFB, its directors, officers, agents and employees and each person, if any, controlling CSFB against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of CSFB's engagement.

  Except as disclosed herein, neither WMF nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

  During the past 60 days, no transactions in Shares have been effected by WMF or, to the best of WMF's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that the individuals and entities named in Item 4(c) hereto have entered into a Stockholders Agreement. A summary of the terms of the Stockholders Agreement is incorporated herein by this reference to Section 12 of Purchaser's Offer to Purchase, filed herewith as Exhibit A to this Statement. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit D to this Statement.

Item 7. Purposes of the Transaction and Plans or Proposals

  (a) Except as set forth in this Statement, WMF is not engaged in any negotiation in response to the Offer that relates to or would result in (i) a tender offer or other acquisition of WMF securities by WMF, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger reorganization or liquidation, involving WMF or any subsidiary of WMF,
(iii) a purchase, sale or transfer of a material amount of assets of WMF or any subsidiary of WMF, or (iv) any material change in the present dividend policy, indebtedness or capitalization of WMF.

  (b) Except as described in Items 3 and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle, or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information

  Not applicable.

Item 9. Exhibits

     Schedule I Schedule 14f-1*

     Exhibit A  Form of Offer to Purchase, dated as of May 23, 2000
                (incorporated by reference to Exhibit (a)(1)(A) to Prudential
                Mortgage and Purchaser's Tender Offer Statement on Schedule TO dated May 23, 2000, as amended (the "Schedule TO")).*

     Exhibit B  Form of Letter of Transmittal (incorporated by reference to
                Exhibit (a)(1)(B) to the Schedule TO).*

     Exhibit C  Agreement and Plan of Merger dated as of May 10, 2000 by and among Prudential Mortgage, Purchaser and WMF (incorporated by reference to Exhibit (d)(1)(A) to the Schedule TO).*

     Exhibit D  Stockholders Agreement, dated as of May 10, 2000, among
                Prudential Mortgage and certain entities, individuals, officers and directors of WMF named therein (incorporated by reference to Exhibit (d)(1)(B) to the Schedule TO).*

     Exhibit E  Employment Agreement by and between WMF and Shekar Narasimhan dated as of May 10, 2000 (incorporated by reference to Exhibit
                (d)(1)(C) to the Schedule TO).*

     Exhibit F  Employment Agreement by and between WMF and Charles H. Cremens dated as of May 10, 2000 (incorporated by reference to Exhibit
                (d)(1)(D) to the Schedule TO).*

     Exhibit G  Letter to Shareholders, dated May 23, 2000.*

     Exhibit H  Fairness Opinion of Credit Suisse First Boston Corporation
                dated May 10, 2000.*

     Exhibit I  Joint Press Release issued by Prudential Mortgage and WMF on
                May 10, 2000 (incorporated by reference to Schedule 14D-9 filed by WMF on May 10, 2000).

--------
*  Included in copies mailed to the shareholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          THE WMF GROUP, LTD.

                                              /s/ Shekar Narasimhan
                                          By:__________________________________
                                            Name:  Shekar Narasimhan
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

                                                                     SCHEDULE I

                              THE WMF GROUP, LTD.
                       1593 SPRING HILL ROAD, SUITE 400
                            VIENNA, VIRGINIA 22182

            INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

  This Information Statement is being mailed on or about May 23, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The WMF Group, Ltd., a Delaware corporation, to the holders of record of shares of common stock, $.01 par value per share, of WMF (the "Shares" or the "WMF Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Prudential Mortgage (as defined below) to a majority of the seats on the Board of Directors of WMF (the "WMF Board"). As of May 10, 2000, there were 10,958,302 shares of WMF Common Stock outstanding.

  On May 10, 2000, WMF, Prudential Mortgage Capital Company, LLC, a Delaware limited liability company, and Prudential Mortgage Capital Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Prudential Mortgage ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Prudential Mortgage shall cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $8.90 per Share, net to the seller in cash, and (ii) Purchaser shall be merged with and into WMF (the "Merger"). As a result of the Offer and the Merger, WMF will become a wholly owned subsidiary of Prudential Mortgage.

  The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") to the WMF Board as will give Purchaser representation proportionate to its ownership interest, subject to certain conditions. The Merger Agreement requires WMF to take such action as Purchaser may request to cause the Purchaser Designees to be elected to the WMF Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Prudential Mortgage and Purchaser has been furnished to WMF by Prudential Mortgage. WMF assumes no responsibility for the accuracy or completeness of such information.

Right To Designate Directors; Purchaser Designees

  The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the WMF Board as will give the Purchaser representation on the WMF Board equal to the product of the total number of directors on the WMF Board (giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser and its affiliates bears to the total number of Shares then outstanding. WMF has agreed that it will promptly take all actions necessary to cause the Purchaser Designees to be so elected as directors of WMF, including increasing the size of the WMF Board or securing the resignations of incumbent directors or both. The Merger Agreement provides that at such times, WMF shall cause persons designated by the Purchaser to constitute the same percentage of (i) each committee of the WMF Board, (ii) each board of directors of each subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. The Merger Agreement further provides that Prudential Mortgage, the Purchaser and WMF shall cause two members of the WMF Board to be persons who were members of the WMF Board on the date of the Merger Agreement (the "Continuing Directors") so long as there are at least two such persons who are willing to serve as Continuing Directors; provided, that subsequent to the acceptance, purchase and payment for shares of WMF Common Stock representing greater than 50% of the voting power represented by the outstanding shares of WMF Common Stock pursuant to the Offer, Purchaser shall always have its designees represent at least a majority of the entire Board of Directors. Pursuant to the Merger Agreement, the Continuing Directors will be John D. Reilly and Shekar Narasimhan.

  The following table sets forth certain information with respect to individuals Purchaser may designate as the Purchaser Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each designee is c/o Prudential Mortgage Capital Company, LLC, Four Gateway Center, Newark, NJ 07102-4069.

 Name, Business Address
   (if different from                   Principal Occupation or Employment;
         above)          Age        Five-Year Employment History; Directorships
 ----------------------  ---        -------------------------------------------
David A. Twardock.......  43 Mr. Twardock has served as President of Prudential
                             Mortgage Capital Company, LLC since1998. He
                             served as Senior Managing Director of Prudential
                             Realty Group from 1995 to 1998. Mr. Twardock has
                             also served as a director of Prudential Mortgage Capital
                             Acquisition Corp. since April 2000.

Michael B. Jameson......  37 Mr. Jameson has served as Senior Vice President of
 Prudential Mortgage         Prudential Mortgage Capital Company, LLC since 1998. He
 Capital Company             was employed in Prudential Realty Group from 1995 to 1996,
 Four Embarcadero            and since then has been employed by Prudential Mortgage
 Center, Suite 2700          Capital Company, LLC. Mr. Jameson has also served as a
 San Francisco, CA           director of Prudential Mortgage Capital Acquisition Corp.
 94111-4106                  since April 2000.

Robert L. Fitts.........  35 Mr. Fitts has served as Principal in Operations and
                             Finance at Prudential Mortgage Capital Company, LLC
                             since April 2000, prior to which he served as Vice
                             President of Securitization/Operations since joining
                             Prudential Mortgage Capital Company in September
                             1997. From 1993 to September 1997, Mr. Fitts was
                             employed with the Archon Group, a real estate asset
                             management subsidiary of Goldman, Sachs & Co.,
                             serving as Assistant Director in Structured Finance and
                             also as investment manager. Mr. Fitts has also served
                             as a director of Prudential Mortgage Acquisition Corp.
                             since April 2000.

  Prudential Mortgage has informed WMF that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

  Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, WMF, (ii) has a familial relationship with any directors or executive officers of WMF, or (iii) to the best knowledge of Prudential Mortgage, beneficially owns any securities (or any rights to acquire such securities) of WMF. WMF has been advised by Prudential Mortgage that, to the best of Prudential Mortgage's knowledge, none of the Purchaser Designees has been involved in any transactions with WMF or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                    DIRECTORS AND EXECUTIVE OFFICERS OF WMF

Board Of Directors

  The following persons currently serve as members of the Board of Directors of WMF.

       Name                 Age                    Position
       ----                 ---                    --------
Shekar Narasimhan..........  46 Chairman and Chief Executive Officer

Charles H. Cremens.........  46 Director, President and Chief Operating Officer

Mohammed A. Al-Tuwaijri....  44 Director

Michael R. Eisenson........  44 Director

J. Roderick Heller III.....  62 Director

Tim R. Palmer..............  42 Director

John D. Reilly.............  57 Director

Herbert S. Winokur, Jr.....  56 Director

  Shekar Narasimhan has served as a Director and Chief Executive Officer of WMF since 1992 and as a Director, President and Chief Executive Officer of WMF Washington Mortgage Corp., a subsidiary of WMF ("Washington Mortgage"), since its incorporation in 1990. In 1999, he was appointed Chairman of the Board. From 1992 to 1999, he also served as President of WMF. Mr. Narasimhan has 20 years of experience in property management and real estate mortgage finance, primarily for multifamily properties. He has been a member of the Board of Governors of the Mortgage Bankers Association of America (the "MBA") since 1995 and served as the Chairman of the MBA's Commercial/Multifamily Board. Mr. Narasimhan was the 1996 recipient of the MBA's Burton C. Wood Legislative Service Award and the 1999 recipient of the Distinguished Service Award.

  Charles H. Cremens has served as a Director, President and Chief Operating Officer of WMF since 1999. Prior to 1999, Mr. Cremens was self-employed as a consultant and provided consulting services to WMF. From 1996 to 1998, Mr. Cremens was the Chief Investment Officer for Beacon Properties Corp., a real estate investment trust that invests in office properties. From 1993 to 1996, he was employed by Aetna Life Insurance Company as its head of mortgage and real estate investments. Prior to that time, he held various senior management positions at the Bank of Boston.

  Mohammed A. Al-Tuwaijri has served as a Director of WMF since 1992. He was Chairman of the WMF Board from 1992 to 1996. He served as a Director of Washington Mortgage from 1990 to 1996 and was Chairman of Washington Mortgage's Board from 1991 to 1996. He also served as a Director of WMF/Huntoon, Paige Associates Limited ("WMF/Huntoon, Paige"), another subsidiary of WMF, from 1991 to 1996. Mr. Al-Tuwaijri has been President of Dar Al-Majd Consulting Engineers since 1981 and serves as a Director of Al-Thomad Trading & Contracting.

  Michael R. Eisenson has served as a Director of WMF since 1997. He also served as a Director of NHP Incorporated ("NHP") from 1990 until May 1997. Since July 1998, Mr. Eisenson has been a Managing Director and the Chief Executive Officer of Charlesbank Capital Partners, LLC ("Charlesbank"), a private investment firm located in Boston and the successor to Harvard Private Capital Group, Inc. ("Harvard Private Capital"). Mr. Eisenson is a co-founder of Charlesbank. From 1986 through June 1998, Mr. Eisenson was the President and Chief Executive Officer of Harvard Private Capital, which managed the private equity and real estate portfolios of the Harvard University endowment fund. Charlesbank is the investment advisor to Demeter Holdings Corporation ("Demeter"), a controlling stockholder of WMF, and to Phemus Corporation ("Phemus"), an investment affiliate of Demeter. Mr. Eisenson is a Director of CCC Information Services Group, Inc., ImmunoGen, Inc., Playtex Products, Inc. and United Auto Group, Inc.

  J. Roderick Heller III has served on the WMF Board of Directors since 1996 and served as Chairman of the Board from 1996 to 1999. Mr. Heller is currently the Chairman and Chief Executive Officer of Carnton Capital Associates, L.L.P., an investment company located in Washington, D.C. He served as a Director, President and Chief Executive Officer of NHP beginning in 1986 and served as Chairman of NHP's Board from 1988 to 1997. From 1982 until 1985, Mr. Heller served as President and Chief Executive Officer of Bristol Compressors, Inc., a Bristol, Virginia-based company involved in the manufacturing of air conditioning compressors. From 1971 until 1982, he was a partner in the Washington, D.C. law firm of Wilmer, Cutler & Pickering. Mr. Heller is a Director of Auto-Trol Technology Corporation and City First Bank of D.C.

  Tim R. Palmer has served as a Director of WMF since 1996. He also served as a Director of NHP from 1990 until May 1997. Since July 1998, Mr. Palmer has been a Managing Director of Charlesbank. Mr. Palmer is a co-founder of Charlesbank. From 1990 to June 1998, Mr. Palmer was a Managing Director of Harvard Private Capital. From 1987 to 1990, Mr. Palmer was Manager--Business Development at The Field Corporation, a private investment firm. Mr. Palmer is a Director of Bell Sports Corporation.

  John D. Reilly has served as a Director of WMF since 1996. He is the President of Reilly Investment Corporation, a real estate investment company, and from 1991 through 1994 he was Executive Director of Reilly Mortgage Group, Inc., a mortgage banking and servicing company. Mr. Reilly serves as a Director of Mexico Private Equity Fund.

  Herbert S. Winokur, Jr. has served as a Director of WMF since 1997. He also served as a Director of NHP from 1991 until May 1997. Since 1987, he has served as the President and Chief Executive Officer of Capricorn Holdings, Inc., a private investment company. Mr. Winokur is also the Managing General Partner of Capricorn Investors, L.P., Capricorn Investors II, L.P. and Capricorn Investors III, L.P., private investment partnerships concentrating on investments in restructure situations. Prior to 1987, Mr. Winokur was Senior Executive Vice President and Director of Penn Central Corporation. Mr. Winokur serves as a Director of DynCorp, Enron Corp., Azurix Corp., Mrs. Fields Holding Company, Inc., and CCC Information Services Group, Inc.

Additional Information Concerning The Board Of Directors

  There are no family relationships among any of the directors or executive officers of WMF.

  The WMF Board of Directors held four regular meetings and two special meetings in 1999. The Board has an Audit Committee and a Compensation Committee. During 1999, Messrs. Winokur and Al-Tuwaijri attended fewer than 75 percent of the total number of Board meetings and meetings of committees on which they served.

  Committees of the Board of Directors. The Audit Committee of the WMF Board of Directors consists of Messrs. Reilly, Palmer and Al-Tuwaijri. The Audit Committee held four meetings during 1999. The Audit Committee reviews WMF's annual audit and meets with WMF's independent accountants to review WMF's internal controls and financial management practices. The Compensation Committee of the WMF Board of Directors consists of Messrs. Eisenson and Winokur, with Mr. Heller serving as a non-voting member. The Compensation Committee held three meetings during 1999. The Compensation Committee reviews salary policies of officers and other members of management and approves compensation plans and awards. The Compensation Committee also administers WMF's Stock Option Plan, Employee Stock Purchase Plan and Key Employee Incentive Plan.

  Director Compensation. WMF compensates each director who is not also an executive officer of WMF (each, a "Non-Management Director") for all out-of-pocket expenses related to his service as a director. Each Non-Management Director received options to purchase 5,000 shares of common stock for his services as a director in the year ended December 31, 1999. Those options are exercisable on and after July 1, 2000. Options granted as compensation for Messrs. Palmer and Eisenson's services as directors were issued in the name of Demeter. Options granted as compensation for Mr. Winokur's services as a director were issued in the name of Capricorn Investors II, L.P.

Executive Officers

  The executive officers and certain other officers of WMF are as follows:

        Name             Age                            Position
        ----             ---                            --------
Shekar Narasimhan.......  46 Chairman and Chief Executive Officer

Charles H. Cremens......  46 Director, President and Chief Operating Officer

Mitchell D. Clarfield...  40 Executive Vice President--Advisory Services

James L. Clouser........  58 Executive Vice President--FHA Business

Douglas J. Moritz.......  50 Executive Vice President--Multifamily Business

Glenn A. Sonnenberg.....  43 Executive Vice President--Advisory Services

Clarke B. Welburn.......  52 Executive Vice President--Risk Management

Joan C. May.............  43 Senior Vice President and Chief Underwriter--Multifamily

Elizabeth Whitbred-
 Snyder.................  45 Executive Vice President, Chief Financial Officer and Treasurer

  Additional information regarding these executive officers, other than Mr. Narasimhan and Mr. Cremens, is set forth below. Information regarding Mr. Narasimhan and Mr. Cremens is set forth under "Directors," above.

  Mitchell D. Clarfield has served as an Executive Vice President of WMF since 1998. Mr. Clarfield also serves as co-Chief Executive Officer of WMF Carbon Mesa Advisors, Inc., a subsidiary of WMF. From 1994 to 1998, Mr. Clarfield was the founder and served as President and Chief Executive Officer of Carbon Mesa Advisors, Inc. From 1990 to 1993, Mr. Clarfield served as Senior Vice President of Secured Capital Corp., a Los Angeles-based investment advisory firm. Prior to that, Mr. Clarfield served as Vice President in the Commercial Mortgage Trading Group of Drexel Burnham Lambert.

  James L. Clouser has served as an Executive Vice President of WMF since 1997. Mr. Clouser is the President and Chief Executive Officer of WMF/Huntoon, Paige. He joined WMF/Huntoon, Paige in 1979 and served as President and Chief Operating Officer of that subsidiary from 1989 until 1999. Mr. Clouser has 23 years of real estate finance experience. He is active in the MBA and sits on the Insured Project and Income Producing Loan Subcommittee of the MBA. Mr. Clouser is a regular speaker at MBA seminars and conventions and was contributing editor to the MBA Servicing Handbook.

  Douglas J. Moritz has served as an Executive Vice President of WMF since 1997. He currently serves as Chief Executive Officer--Multifamily Business of Washington Mortgage. Mr. Moritz joined Washington Mortgage in 1988, serving as Executive Vice President--Lending from 1990 to 1996. Mr. Moritz has 28 years of experience in the multifamily industry, with 17 years of experience in multifamily finance. He has served on the Board of Governors of the Mortgage Bankers Association of Metropolitan Washington, Inc. (the "Association") since 1993, was the Chairman of the Association's Income Property Committee in 1995 and 1996 and served as the Association's President in 1997 and Chairman of the Board in 1998. Mr. Moritz was a member of the Fannie Mae DUS Lenders' Advisory Council from 1996 to 1998.

  Glenn A. Sonnenberg has served as Executive Vice President since 1998. Mr. Sonnenberg also served as Chief Operating Officer of WMF from 1998 to 1999. Mr. Sonnenberg also serves as co-Chief Executive Officer of WMF Carbon Mesa Advisors, Inc. From 1996 to 1998, Mr. Sonnenberg served as Managing Director of Carbon Capital Mortgage Partners and as Principal of Strategic Real Estate Partners. From 1995 to 1996, Mr. Sonnenberg served as President and Chief Executive Officer of ING Real Estate Investors. From 1994 to 1995, Mr. Sonnenberg served as Executive Vice President and co-Chief Executive Officer of Kearny Street Real Estate Company. From 1980 to 1993, Mr. Sonnenberg was a partner in the Los Angeles law firm of Allen, Matkins, Leck, Gamble & Mallory.

  Clarke B. Welburn has served as Executive Vice President of WMF since 1997. He also serves as Executive Vice President--Risk Management for Washington Mortgage. From 1990 to 1996, he served as Executive Vice President--Credit Policy for Washington Mortgage. Mr. Welburn joined Washington Mortgage in 1988. Mr. Welburn has 27 years of lending experience.

  Joan C. May has served as Senior Vice President of WMF since 1997. Since 1992, Ms. May has served as Senior Vice President and Chief Underwriter of Washington Mortgage. Ms. May joined Washington Mortgage in 1989, serving as Vice President--Underwriting from 1990 to 1992. She has 16 years of real estate lending experience.

  Elizabeth Whitbred-Snyder has served as Executive Vice President, Chief Financial Officer and Treasurer of WMF since 1999. From 1997 to 1999, she was a Senior Vice President and Assistant Secretary of WMF. From 1990 to 1997, Ms. Whitbred-Snyder served as Controller of Washington Mortgage. In addition, Ms. Whitbred-Snyder served as Vice President of Washington Mortgage from 1990 to 1992. She is a certified public accountant and has 16 years of financial services experience.

Compliance With Section 16(a) Of The Securities Exchange Act Of 1934

  Section 16(a) of the Securities Exchange Act of 1934 requires WMF's officers and directors and persons who beneficially own more than 10% of WMF's common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Based solely on its review of the copies of such reports received by it, WMF believes that during the fiscal year ended December 31, 1999, all filing requirements applicable to its officers, directors and such 10% beneficial owners were complied with except that Messrs. Al-Tuwaijri and Moritz and Ms. May were each late in filing a Form 5 with respect to one transaction.

                     BENEFICIAL OWNERSHIP OF COMMON STOCK

Security Ownership Of Certain Beneficial Owners

  The following table sets forth, as of May 10, 2000, the number and percentage of outstanding shares of WMF's common stock beneficially owned by all persons known by WMF to own beneficially more than 5% of WMF's common stock.

             Name and Address of Beneficial Owner               Number   Percent
             ------------------------------------              --------- -------
Demeter Holdings Corporation(1)............................... 5,445,902  44.32%
 c/o Charlesbank Capital Partners
 600 Atlantic Ave.
 Boston, MA 02210

Michael R. Eisenson(2)........................................ 5,445,902  44.32%
 Charlesbank Capital Partners
 600 Atlantic Ave.
 Boston, MA 02210

Tim R. Palmer(2).............................................. 5,445,902  44.32%
 Charlesbank Capital Partners
 600 Atlantic Ave.
 Boston, MA 02210

Herbert S. Winokur, Jr.(3).................................... 1,919,065  15.62%
 30 East Elm Street
 Greenwich, CT 06830

Capricorn Investors II, L.P.(4)............................... 1,745,532  14.21%
  30 East Elm Street
  Greenwich, CT 06830

--------
(1) Includes: (A) 5,134,483 shares of common stock owned directly by Demeter;
    (B) 281,419 shares of common stock owned by Phemus, and (C) 30,000 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
(2) Includes: (A) 5,134,483 shares of common stock held directly by Demeter;
    (B) 281,419 shares of common stock owned by Phemus, and (C) 30,000 shares subject to options that are exercisable currently or within 60 days of the date of this schedule. Messrs. Eisenson and Palmer disclaim beneficial ownership of all the shares held by Demeter and Phemus. Messrs. Eisenson and Palmer are also directors of WMF, but have not been listed separately in the following Officers and Directors chart.
(3) Includes: (A) 1,730,532 shares beneficially owned by Capricorn Investors II, L.P., (B) 163,533 shares beneficially owned by Capricorn Holdings, Inc., (C) 10,000 shares owned by two revocable trusts benefiting members of Mr. Winokur's family and (D) 15,000 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
(4) Includes all shares and options owned by Capricorn Investors II, L.P., of which Capricorn Holdings, LLC is the general partner.

Security Ownership Of Management

  The following table sets forth, as of May 10, 2000, the number and percentage of outstanding shares of WMF's common stock beneficially owned by
(i) each director and director nominee who was not listed as a 5% beneficial owner, (ii) the Chief Executive Officer and each of the four other most highly compensated executive officers of WMF (the "Named Executive Officers"), and
(iii) all directors and executive officers as a group. The business address of each of the following persons is 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182, unless otherwise specified.

            Name and Address of Beneficial Owner               Number   Percent
            ------------------------------------              --------- -------
Mohammed A. Al-Tuwaijri(1)..................................    160,040   1.30%
 P.O. Box 60212
 Tamaneen Street
 Riyadh 11545
 Saudi Arabia

J. Roderick Heller III(2)...................................    304,754   2.48%
 2445 M Street, N.W., Suite 460
 Washington DC 20037

John D. Reilly(3)...........................................    225,033   1.83%
 5335 Wisconsin Avenue, N.W. #440
 Washington, D.C. 20015

Shekar Narasimhan(4)........................................    339,322   2.76%

Mitchell D. Clarfield(5)....................................    220,670   1.80%

James L. Clouser(6).........................................     52,800      *

Douglas J. Moritz(7)........................................     56,800      *

Glenn A. Sonnenberg(8)......................................     85,576      *

Charles H. Cremens(9).......................................      2,500      *

All directors and executive officers as a group (15 persons)
 (10).......................................................  8,763,355  71.32%

--------
 *   Less than 1%
 (1) Includes: (A) 145,040 shares of common stock owned by Commonwealth Overseas Trading Company Limited, over which Mr. Al-Tuwaijri shares voting power with Mr. Narasimhan, and (B) 15,000 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
 (2) Includes: (A) 128,464 shares of unrestricted common stock owned directly by Mr. Heller; (B) 6,000 shares of common stock held in trust for Mr. Heller's grandchild, over which Mr. Heller has sole voting and investment control; (C) 35,000 shares held by the Heller Family Foundation, over which Mr. Heller shares control of voting and investment decisions with his children; and (D) 135,290 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
 (3) Includes: (A) 210,033 shares of unrestricted common stock held directly by Mr. Reilly, and (B) 15,000 shares subject to options that are exercisable currently or within 60 days of the date of this schedule. Excludes 23,108 shares held in trust for the benefit of Mr. Reilly's daughters, over which Mr. Reilly has no voting or investment control and of which Mr. Reilly disclaims beneficial ownership.
 (4) Includes: (A) 20,000 shares of restricted stock which will be forfeited on June 30, 2000, unless WMF first achieves certain performance goals;
     (B) 55,415 shares of unrestricted common stock owned directly by Mr. Narasimhan; (C) 145,040 shares of common stock owned by Commonwealth Overseas Trading Company Limited, over which Mr. Narasimhan shares voting power with Mr. Al-Tuwaijri, and (D) 118,867 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.

 (5) Includes: (A) 124,845 shares of unrestricted common stock held directly by Mr. Clarfield; (B) 25,000 shares of restricted common stock held directly by Mr. Clarfield, which will be forfeited on June 30, 2000, unless WMF first meets certain performance goals; (C) 42,425 shares of unrestricted common stock held by Carbon Mesa Advisors, Inc., which is owned by Mr. Clarfield and his spouse, and (D) 28,400 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
 (6) Includes: (A) 1,000 shares of unrestricted common stock held directly by Mr. Clouser; (B) 10,000 shares of restricted stock held directly by Mr. Clouser, and (C) 41,800 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
 (7) Includes: (A) 3,333 shares of unrestricted common stock held directly by Mr. Moritz, (B) 10,000 shares of restricted common stock held directly by Mr. Moritz, and (C) 43,467 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
 (8) Includes: (A) 31,176 shares of unrestricted common stock owned directly by Mr. Sonnenberg; (B) 1,000 shares of unrestricted common stock owned jointly by Mr. Sonnenberg and his spouse; (C) 25,000 shares of restricted common stock owned directly by Mr. Sonnenberg which will be forfeited on June 30, 2000, unless WMF first achieves certain performance goals, and
     (D) 28,400 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
 (9) Includes 2,500 shares subject to options that are exercisable currently or within 60 days of the date of this schedule.
(10) Includes: (A) 5,134,483 shares of common stock beneficially owned by Demeter; (B) 281,419 shares of common stock beneficially owned by Phemus;
     (C) 1,730,532 shares of common stock beneficially owned by Capricorn Investors II, L.P.; (D) 163,533 shares of common stock beneficially owned by Capricorn Holdings, Inc.; and (E) 560,657 shares of common stock subject to options that are exercisable currently or within 60 days of the date of this schedule.

Changes In Control Of WMF

  The Offer is being made pursuant to the Merger Agreement, which provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into WMF (the "Merger"), the separate corporate existence of Purchaser will cease and WMF will continue as the surviving corporation (the "Surviving Corporation") and a direct wholly owned subsidiary of Prudential Mortgage.

  Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, and Messrs. Al-Tuwaijri, Heller, Reilly and Narasimhan (together, the "Selling Stockholders") have entered into a Stockholders Agreement dated as of May 10, 2000 with Prudential Mortgage, pursuant to which the Selling Stockholders have agreed to tender the shares of WMF Common Stock owned by them and vote in favor of the Merger.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table sets forth information with respect to the compensation paid by WMF for services rendered during the years ended December 31, 1999, 1998 and 1997 to the Named Executive Officers.

                          Summary Compensation Table

                                                Long Term Compensation
                          Annual Compensation           Awards
                         ---------------------- ----------------------
   Name and Principal                           Restricted                All Other
        Position         Year  Salary  Bonus(1) Stock($)(2) Options(#) Compensation(3)
   ------------------    ---- -------- -------- ----------- ---------- ---------------
Shekar Narasimhan....... 1999 $254,819 $      0  $      0     50,000       $ 8,140
 Chairman and Chief      1998  275,000        0   120,000     20,000         5,740
 Executive Officer       1997  250,000  175,000         0     84,000        10,383

Mitchell D. Clarfield... 1999 $175,000 $ 65,000  $      0     40,000       $ 6,400
 Executive Vice          1998  131,250   94,061   150,000     21,000         1,956
 President               1997      n/a      n/a       n/a        n/a           n/a

James L. Clouser........ 1999 $165,000 $ 25,000  $ 57,500     40,000       $11,125
 Executive Vice          1998  165,000   70,000         0          0         8,500
 President               1997  155,000   92,500         0     21,000         4,000

Douglas J. Moritz....... 1999 $185,000 $ 50,000  $ 57,500     40,000       $ 9,280
 Executive Vice          1998  185,000  100,000         0      5,000         5,740
 President               1997  175,000   92,500         0     21,000        11,075

Glenn A. Sonnenberg..... 1999 $175,000 $ 65,000  $      0     40,000       $ 7,420
 Chief Operating Officer 1998  131,250   94,061   150,000     21,000         5,337
                         1997      n/a      n/a       n/a        n/a           n/a

--------
(1) The amounts reported for 1997 were paid in 1998. The amounts reported for 1998 were paid in 1999, and the amounts reported for 1999 were paid in 2000, except for the amounts for Messrs. Clarfield and Sonnenberg who received draws against their bonus in 1999.
(2) On December 31, 1998, WMF issued 20,000 shares of restricted stock to Mr. Narasimhan. The shares will vest only upon a change of control of WMF resulting in Mr. Narasimhan's termination or WMF's achieving certain performance goals. If the shares do not vest before midnight on June 30, 2000, the restricted stock will be forfeited.
    On December 31, 1998, WMF issued 25,000 shares of restricted stock to Mr. Clarfield and 25,000 shares of restricted stock to Mr. Sonnenberg. These shares will vest (A) if there is a transfer of control of WMF resulting in the stock owner's termination or (B) if WMF achieves certain performance goals. If the shares do not vest before midnight on June 30, 2000, the restricted stock will be forfeited.
    In addition to the above terms, the restricted stock awarded to Messrs. Narasimhan, Clarfield and Sonnenberg may be forfeited under certain other circumstances. The dollar value of each restricted stock award is based on The Nasdaq Stock Market closing price per share of WMF Common Stock on the date of the award. As of December 31, 1999, WMF had 263,625 outstanding shares of restricted stock with a value of $1,515,844. Holders of restricted stock are entitled to receive dividends on those shares, if WMF issues dividends.
(3) These amounts represent WMF's payment of life insurance premiums and matching contributions to WMF's 401(k) Retirement Plan.

Stock Options

  The following table sets forth certain information regarding options granted to the Named Executive Officers during the year ended December 31, 1999.

                      Options Granted in Last Fiscal Year

                                                                  Potential
                                                                Realizable Per
                                                                Share Value at
                                                                Assumed Annual
                           Percent           Market             Rates of Stock
                          of Total           Price                  Price
                           Options             on              Appreciation for
                           Granted  Exercise Grant             Option Term (5)
                Options   in Fiscal  Prices   Date  Expiration -----------------
    Name       Granted(#)  Year(1)   ($/sh)  ($/sh)    Date     5%($)    10%($)
    ----       ---------- --------- -------- ------ ---------- -------  --------
Shekar
 Narasimhan..   50,000(2)   9.05%    $7.00   $6.81  6/10/2009  $4.09(3) $10.66(4)
Mitchell D.
 Clarfield...   40,000(2)   7.24%    $7.00   $6.81  6/10/2009  $4.09(3) $10.66(4)
James L.
 Clouser.....   40,000(2)   7.24%    $7.00   $6.81  6/10/2009  $4.09(3) $10.66(4)
Douglas J.
 Moritz......   40,000(2)   7.24%    $7.00   $6.81  6/10/2009  $4.09(3) $10.66(4)
Glenn A.
 Sonnenberg..   40,000(2)   7.24%    $7.00   $6.81  6/10/2009  $4.09(3) $10.66(4)

--------
(1) Percentages indicated are based on a total of 552,500 options granted to 42 employees during the fiscal year ended December 31, 1999.
(2) These options were awarded on June 10, 1999 and vest 25% on June 30, 1999, 25% on January 31, 2000, 25% on January 31, 2001 and 25% on January 31, 2002.
(3) Based on the difference between the strike price and $6.81 appreciated 5% per year over the 10-year option term ($11.09).
(4) Based on the difference between the strike price and $6.81 appreciated 10% per year over the 10-year option term ($17.66).
(5) All of the outstanding options to purchase WMF Common Stock will vest upon consummation of the Merger and will become exchangeable for the difference between the Offer Price of $8.90 and the exercise price of such options, which is $1.90 per share.

Option Exercises And Holdings

  The following table sets forth certain information regarding unexercised options held by the Named Executive Officers on December 31, 1999. No Named Executive Officer exercised options during the year ended December 31, 1999.

                    Aggregated Year-End 1999 Option Values

                                    Number of
                              Securities Underlying     Value of Unexercised
                             Unexercised Options at    In the Money Options at
                                December 31, 1999       December 31, 1999(1)
                            ------------------------- -------------------------
      Name                  Exercisable Unexercisable Exercisable Unexercisable
      ----                  ----------- ------------- ----------- -------------
Shekar Narasimhan..........   89,567       71,100      $    --      $     --
Mitchell D. Clarfield......   14,200       46,800      $    --      $     --
James L. Clouser...........   27,600       38,400      $    --      $     --
Douglas J. Moritz..........   29,267       38,400      $    --      $     --
Glenn A. Sonnenberg........   14,200       46,800      $    --      $     --

--------
(1) Based on The Nasdaq Stock Market closing price of the underlying common stock on December 31, 1999 of $5.75, minus the exercise price. As of December 31, 1999, none of the options held by the Named Executive Officers were in-the-money options. All of the outstanding options to purchase WMF Common Stock will vest upon consummation of the Merger and will become exchangeable for the difference between the Offer Price of $8.90 and the exercise price of such options.

Employment Contracts And Change-in-Control Arrangement

  Except as described below, none of the Named Executive Officers has an employment contract or change-in-control arrangement with WMF.

  On April 1, 1998, Messrs. Clarfield and Sonnenberg each entered into five-year employment contracts with WMF. Pursuant to the contracts, Messrs. Clarfield and Sonnenberg each receive a $175,000 annual base salary and are eligible for incentive bonuses and stock options. During the first two years of the contracts, Messrs. Clarfield and Sonnenberg received $65,000 as advances against incentive bonuses earned during the contract period. The base salary amount will be reviewed annually and may be adjusted, with the consent of Messrs. Clarfield and Sonnenberg. In addition to benefits provided generally to all of WMF's executive employees, Messrs. Clarfield and Sonnenberg are entitled to four weeks of paid vacation per year, dining or golf club membership, liability insurance and a life insurance policy.

  If Mr. Clarfield or Mr. Sonnenberg is terminated without cause, he will be paid his then current salary for one year. Messrs. Clarfield and Sonnenberg are also entitled to a pro-rated incentive bonus for the year in which the termination occurs, vesting of all options owned at the time of termination and incentive compensation for three years following the termination. The amount of incentive compensation is calculated based on the incentive bonus pool for the year preceding the termination and WMF's net income attributable to assets acquired during or immediately after the employment period.

  Messrs. Clarfield and Sonnenberg are also entitled to the above severance payments if they resign because WMF has materially breached their employment agreements. If upon termination without cause or resignation after WMF's material breach of the employment agreements, Mr. Clarfield or Mr. Sonnenberg wishes to be released from certain non-competition agreements with WMF, he may waive his right to severance payments. If Mr. Clarfield or Mr. Sonnenberg is terminated because of a physical or mental disability which prevents him from performing his duties for 180 days out of any 12-month period, he will be entitled to receive $20,000 per month for 12 months after his termination.

  For purposes of the above paragraphs, "cause" is defined as: (A) the engaging by the employee in any act of dishonesty, including the appropriation or attempted appropriation of a material business opportunity of WMF; (B) the conviction of the employee of a felony, any crime involving moral turpitude, or any other crime which jeopardizes WMF's liability insurance; or (C) a material breach of the employment agreement by the employee, which is not corrected within 30 days.

  Each of the Named Executive Officers has entered into a Key Employee Incentive Award Agreement with WMF, pursuant to which the Named Executive Officer's unvested options will vest immediately and in their entirety upon a "transfer of control" of WMF (as defined below). Additionally, WMF provides certain severance arrangements for Messrs. Narasimhan and Moritz. If such employee is terminated without "cause" (as defined below), that employee will be paid his then current salary for two years in the case of Mr. Narasimhan, as Chief Executive Officer ("CEO"), or for one year in the case of Mr. Moritz.

  If a Named Executive Officer's employment is terminated within 180 days of a "transfer of control" of WMF (as defined below), Mr. Narasimhan, as the CEO, would be paid his then current salary for three years and Messrs. Clarfield, Moritz, Sonnenberg and Clouser would each be paid their then current salary for two years. WMF has required each of the Named Executive Officers to agree to refrain from competing in the business of mortgage origination and servicing during his employment with WMF and, after such employment is terminated, for the greater of one year or the period during which such employee is receiving severance benefits. In addition, WMF has required such officers to agree to refrain from disclosing confidential information about WMF during their employment and indefinitely thereafter.

  For purposes of the Key Employee Incentive Award Agreement, "cause" means
(A) the engaging by the employee in any act of dishonesty in connection with the performance of his or her employment duties and responsibilities, (B) the conviction of the employee of a felony, (C) the failure of the employee to perform his or her duties or responsibilities or (D) the inability of the employee to perform his or her duties or responsibilities for a period of more than 120 consecutive days due to physical or mental illness or incapacity. For purposes of the arrangements described in the above paragraph, "transfer of control" means (i) a transfer of a majority of WMF's voting stock outstanding on the day of the transfer, (ii) a sale of substantially all of WMF's assets to any entity or person unaffiliated with WMF, (iii) the consolidation of WMF with, or its merger into, any unaffiliated corporation or (iv) the dissolution of WMF.

  Under the terms of the Merger Agreement, following the consummation of the Offer, the WMF Board of Directors will adopt resolutions and take all other actions necessary to cancel all outstanding Key Employee Incentive Award Agreements. The Merger Agreement provides that, for a period of 180 days following the consummation of the Merger, WMF will make available to former Key Employee Incentive Award recipients severance benefits that are no less favorable than those to which recipients would have been entitled under their respective Key Employee Incentive Award Agreements if WMF had terminated their employment within 180 days following a "transfer of control," as defined in the Key Employee Incentive Award Agreements.

  At the Effective Time (as that term is defined in the Merger Agreement), Mr. Narasimhan will receive a bonus of $810,000 from WMF. Mr. Narasimhan has agreed that, if this bonus is paid to him, he will not receive severance payments pursuant to his Key Employee Incentive Award Agreement.

  In addition, Mr. Narasimhan has entered into an employment agreement with WMF and Prudential Mortgage Capital Corporation. A summary of the terms of the Employment Agreement is incorporated herein by this reference to Section 12 of Purchaser's Offer to Purchase, filed as Exhibit A to the Schedule 14D-9. The summary is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit E to the Schedule 14D-9.

Compensation Committee Report On Executive Compensation

  The Compensation Committee of the Board of Directors (the "Committee") is composed entirely of Non-Management Directors. The Chief Executive Officer of WMF initiates recommendations with respect to base salary, bonus and stock option awards for all executive officers other than himself for the Committee's review. The Committee determines the compensation paid or awarded to WMF's executive officers.

  The Committee's goal has been to attract, motivate, and retain an executive management team that can take full advantage of WMF's opportunities for growth and achieve long-term success in an increasingly competitive business environment, thereby increasing stockholder value. The Committee believes that linking a significant portion of an executive's current and potential net worth to WMF's success, as reflected in the stock price, ensures that the interests of management are closely aligned with that of stockholders.

  In deciding on initial base salary for an individual, the Committee considers determinants of the individual's market value, including experience, education, accomplishments and reputation, as well as the level of responsibility to be assumed. The Committee's approach is to offer salaries it believes to be fair and competitive with those of executives with similar responsibilities at companies it considers to be comparable in terms of assets, net revenues and cash flows, based upon such information as the Committee may acquire from annual reports and proxy materials of such other companies, business and industry publications, and other sources as may be available from time to time. In deciding whether to increase the compensation of an individual, the Committee considers the overall contribution of the employee to the performance of WMF, experience gained by the employee and market conditions.

  In determining annual bonuses, the Committee considers each individual's area of responsibility and the specific goals that were achieved in that area of responsibility. For any given executive officer, such goals may include growth in WMF's earnings before interest, taxes, depreciation and amortization, growth in WMF's revenues generated on either an absolute or per unit basis, and completion of major acquisitions or other significant corporate transactions that promote achieving WMF's objectives. In keeping with WMF's belief that executive compensation should be linked to WMF's success, the Committee limited the number and amount of bonuses awarded in 1999 to members of WMF's senior management team.

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

  In addition to base salary and bonuses, the Committee recommends the award of stock options under WMF's Key Employee Incentive Plan. In that regard, during the fiscal year ended December 31, 1999, the Committee granted options to purchase 295,000 shares of WMF Common Stock to its executive officers. The determination to award options on initial employment is based on the same factors as initial salary award. The determination to award additional options is based primarily on such individual's performance and as an incentive for future performance.

  Applying these factors to each individual's case is a judgment process, exercised by the Committee with the advice of management. Pursuant to their employment agreements, Messrs. Clarfield and Sonnenberg are compensated in part based on the financial performance of WMF Carbon Mesa. There is no other intent to relate compensation to WMF's stock price performance, either absolute or relative to peer groups, except as that relationship is implicit in the stock-based compensation plans.

  Chief Executive Officer's Compensation. For Mr. Narasimhan's services as WMF's chief executive officer, his compensation has been determined in accordance with the compensation policies outlined above. In light of WMF's losses in 1998 and the decline of WMF's stock price in 1998 and 1999, neither the Committee nor Mr. Narasimhan thought it would be appropriate for him to receive a bonus during 1999.

  Compensation Deduction Limit. The Committee has considered the $1 million limit on deductible executive compensation that is not performance-based. The Committee does not believe that the $1 million limit will prevent WMF from deducting any executive compensation expenses established in 2000.

                                          Herbert S. Winokur, Jr.
                                          Michael R. Eisenson

Compensation Committee Interlocks And Insider Participation

  The Compensation Committee of the WMF Board of Directors consists of Messrs. Eisenson and Winokur, with Mr. Heller serving as a non-voting member. The Compensation Committee is charged with determining the compensation of all executive officers upon consultation with the Chairman of the Board. Mr. Heller is an employee of WMF. Neither Mr. Eisenson nor Mr. Winokur has ever been an officer or employee of WMF. Mr. Heller is a director and shareholder of Redbricks.com, LLC, in which WMF has a 15% equity interest. Mr. Eisenson is an officer of Charlesbank, the investment advisor for Demeter, which, with its affiliates, controls 44.32% of WMF's Common Stock. Mr. Winokur is an officer of Capricorn Investors II, L.P. ("Capricorn"), which controls 14.21% of WMF's Common Stock. Demeter and Capricorn have engaged in several transactions with WMF during 1999, as described below.

Certain Relationships And Related Transactions

  During the year ended December 31, 1999, WMF engaged in the following transactions and is a party to the following agreements with entities in which its directors, director nominee or executive officers have the interests described.

  Effective March 1, 1999, Mr. Cremens and WMF entered into a consulting agreement pursuant to which WMF paid Mr. Cremens $10,000 per month as compensation for consulting services provided to WMF and its subsidiaries. Mr. Cremens has also entered into an employment agreement with WMF and Prudential Mortgage Capital Corporation. A summary of the terms of the Employment Agreement is incorporated herein by this reference to Section 12 of Purchaser's Offer to Purchase, filed as Exhibit A to the Schedule 14D-9. The summary is qualified in its entirety by reference to the Employment Agreement, a copy of which are filed as Exhibit F to the Schedule 14D-9.

  Mr. Narasimhan has entered into an employment agreement with WMF and Prudential Mortgage Capital Corporation. A summary of the terms of the Employment Agreement is incorporated herein by this reference to

Section 12 of Purchaser's Offer to Purchase, filed as Exhibit A to the
Schedule 14D-9. The summary is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit E to the Schedule 14D-9.

  On April 2, 1999, WMF and Carbon Capital Management modified the terms of an option to purchase certain of the assets of Carbon Capital Management, which WMF then exercised. Mr. Sonnenberg owns 48 percent of Carbon Capital Management and Mr. Clarfield owns 48 percent. WMF purchased assets of Carbon Capital Management for a total of $1.52 million in cash, promissory notes and 28,479 shares of WMF Common Stock valued at $0.2 million.

  During 1999, WMF acquired a 15% ownership in interest in Redbricks.com, LLC ("Redbricks"). Messrs. Narasimhan and Heller serve on the Board of Directors of Redbricks. Also during 1999, Messrs. Narasimhan, Heller and Al-Tuwaijri and Capricorn Investors II, L.P. purchased, in the aggregate, an approximate 2% ownership interest in Redbricks. Redbricks has entered into a credit agreement with Commonwealth Overseas Trading Company Limited, over which Mr. Al-Tuwaijri has control, whereby Commonwealth Overseas Trading Company Limited has loaned Redbricks $1.5 million.

  During 1999, WMF engaged in transactions with Commercial Mortgage Investment Trust, Inc. ("COMIT"), Demeter (or its affiliate, Harvard Private Capital Holdings, Inc. ("HPCH")), Phemus and Capricorn. Messrs. Eisenson and Palmer are officers of Charlesbank, which is the investment advisor to Demeter, Phemus and HPCH. Mr. Winokur is the Managing General Partner of Capricorn. WMF Carbon Mesa manages COMIT, and Messrs. Narasimhan, Eisenson, Palmer, Welburn, Clarfield and Sonnenberg serve as officers and/or directors of COMIT.

  In June of 1998, WMF, HPCH and Capricorn created COMIT, a real estate investment trust. On September 4, 1998, COMIT and WMF entered into a Credit Agreement pursuant to which COMIT loaned WMF $20 million. HPCH contributed $16 million and Capricorn contributed $4 million to fund the loan. In connection with the loan, WMF issued warrants to COMIT to purchase 1,200,000 shares of WMF Common Stock at $11.25 per share. COMIT transferred those warrants to HPCH and Capricorn. On March 12, 1999, WMF repaid the loan, and the warrants were canceled.

  On December 31, 1998, Demeter, Phemus and Capricorn purchased 3,635,972 shares of WMF's Class A Non-Voting Convertible Preferred Stock (the "Class A Stock") for a total purchase price of approximately $16.6 million. Each share of Class A Stock was converted to one share of WMF Common Stock on January 14, 1999. In connection with that purchase, Demeter, Phemus and Capricorn agreed that they would buy additional shares during WMF's rights offering to all shareholders, except that Demeter, Phemus and Capricorn agreed to purchase up to a total of 664,028 shares from WMF, to the extent that WMF's rights offering was not fully subscribed. On March 19, 1999, Demeter, Phemus and Capricorn purchased a total of 664,028 shares pursuant to that agreement, for total proceeds to WMF of approximately $3.3 million. On March 31, 1999, Capricorn purchased an additional 34,520 shares of WMF Common Stock for $0.2 million. WMF used the proceeds from sales to Demeter, Capricorn and Phemus and the rights offering to repay the loan from COMIT and for other operating purposes.

Shareholder Return Performance Graph

  Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on WMF Common Stock against the cumulative total return of The Nasdaq National Market Index (the "Nasdaq Market Index") and the Standard Industrial Classification Industry Index of Mortgage Bankers & Loan Correspondents (the "SIC Code Index") for the period commencing December 7, 1997 and ending December 31, 1999.

                    COMPARISON OF CUMULATIVE TOTAL RETURN
                          AMONG THE WMF GROUP, LTD.,
                    NASDAQ MARKET INDEX AND SIC CODE INDEX

                                   [GRAPH]


           WMF GROUP, LTD.     SIC CODE INDEX     NASDAQ MARKET INDEX

12/09/97        100.00             100.00                100.00
12/31/97         89.29             104.11                 98.35
12/31/98         42.86             138.82                138.71
12/31/99         41.07             110.55                244.65

                    ASSUMES $100 INVESTED ON DEC. 09, 1997
                          ASSUMES DIVIDEND REINVESTED
                       FISCAL YEAR ENDING DEC. 31, 1999